UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 13, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Ultragenyx Pharmaceutical Inc.

File No. 333-192244 - CF#34569

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Ultragenyx Pharmaceutical Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on November 8, 2013, as amended.

Based on representations by Ultragenyx Pharmaceutical Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2	through December 16, 2019
Exhibit 10.3	through December 16, 2019
Exhibit 10.4	through December 16, 2019
Exhibit 10.5	through December 16, 2019
Exhibit 10.6	through December 16, 2019
Exhibit 10.7	through December 16, 2019
Exhibit 10.8	through December 16, 2019
Exhibit 10.9	through November 19, 2017
Exhibit 10.10	through December 16, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary